Contact

www.linkedin.com/in/marco-folino (LinkedIn)
folinocapital.com/ (Company)

Top Skills

Business Growth
Team Leadership
Organizational Growth

Marco Folino

Co-Founder & CEO | Reimagining Luxury Hospitality—where Italian heritage, immersive experiences, and timeless style inspire every moment | Open to Investor Partnerships

Kutztown, Pennsylvania, United States

Summary

With over a decade of leadership at MAF Hospitality Holdings, I have focused on fostering business growth, team leadership, and organizational expansion, all rooted in a passion for Italian heritage and authentic experiences. Our portfolio encompasses wineries, restaurants, boutique retail, and lodging, each designed to cultivate community and create lasting memories.

At MAF Hospitality, we are committed to redefining hospitality by blending tradition and innovation while creating a culture of empowerment and connection. My goal is to continue expanding our footprint with new locations and concepts, building a legacy that enriches both our team and the communities we serve.

Experience

MAF Hospitality Holdings

CEO
November 2015 - Present (11 years)
Reading, PA

MAF Hospitality is a Folino Family venture dedicated to creating exceptional hospitality experiences rooted in Italian heritage. Our portfolio includes wineries, restaurants, boutique retail, and lodging—all designed to foster community, empower people, and deliver lasting memories. We believe in hospitality at our core, excellence in every detail, and building a legacy of connection and resilience.